FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2005

HOLMES FINANCING (No 7) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing (No. 7) PLC
Profit & Loss Account
Period ended 17 October 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	23,820	24,330
Interest receivable - Cash deposits	1	1
	23,821	24,331

Interest payable - Notes	(23,820)	(24,330)
Interest payable
	(23,820)	(24,330)

Net operating income	1	1

Fair value derivative	297	(153)
Operating expenses	-	-

Profit on ordinary activities before taxation	298	(152)

Taxation	-	-

Profit on ordinary activities after taxation	298	(152)

Dividend	-	-

Retained profit brought forward	(285)	(133)

Retained profit carried forward	14	(285)

Holmes Financing (No. 7) PLC
Balance Sheet
Period ended 17 October 2005

		£'000

Fixed asset investments
Loans to Funding		1,882,160

Current assets
Cash at bank	14

	14

Creditors: Amounts falling due within one year
Fair value derivative	(14)
Sundry creditors	-
	(14)

Net current assets		27

Total assets less current liabilities		1,882,187

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(1,882,160)

Net assets		27

Capital and reserves
Share capital		13
Reserves		14
		27

Holmes Financing (No. 7) PLC
Notes Outstanding
Period Ended 17 October 2005

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43759PAA57	US$	1 month USD Libor
Series 1 Class B	US43759PAB31	US$	3 month USD Libor
Series 1 Class M	US43759PAC14	US$	3 month USD Libor
Series 2 Class A	US43759PAD96	US$	3 month USD Libor
Series 2 Class B	US43759PAE79	US$	3 month USD Libor
Series 2 Class M	US43759PAF45	US$	3 month USD Libor
Series 3 Class A	US43759PAG28	US$	3 month USD Libor
Series 3 Class B	XS0165442137	GBP	3 month Sterling Libor
Series 3 Class M	XS0165443291	GBP	3 month Sterling Libor
Series 4 Class A1	XS0165443531	EUR	3 month Euribor
Series 4 Class A2	XS0165443705	GBP	3 month Sterling Libor
Series 4 Class B	XS0165443960	EUR	3 month Euribor
Series 4 Class M	XS0165444182	EUR	3 month Euribor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2008	April 2004	-4	N/A
Series 1 Class B	April 2008	July 2004	23	46
Series 1 Class M	April 2008	July 2004	75	150
Series 2 Class A	April 2008	January 2006	15	N/A
Series 2 Class B	April 2008	April 2006	35	70
Series 2 Class M	April 2008	April 2006	80	160
Series 3 Class A	April 2008	April 2007	23	46
Series 3 Class B	April 2008	July 2007	50	100
Series 3 Class M	April 2008	July 2007	80	160
Series 4 Class A1	April 2008	April 2008	26	52
Series 4 Class A2	April 2008	April 2008	26	52
Series 4 Class B	April 2008	April 2008	53	106
Series 4 Class M	April 2008	April 2008	80	160

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class M	Quarterly	N/A	A2	A	A
Series 2 Class A	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 2 Class B	Quarterly	17-Jan-2006	Aa3	AA	AA
Series 2 Class M	Quarterly	17-Jan-2006	A2	A	A
Series 3 Class A	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 3 Class B	Quarterly	17-Jan-2006	Aa3	AA	AA
Series 3 Class M	Quarterly	17-Jan-2006	A2	A	A
Series 4 Class A1	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 4 Class A2	Quarterly	17-Jan-2006	Aaa	AAA	AAA
Series 4 Class B	Quarterly	17-Jan-2006	Aa3	AA	AA
Series 4 Class M	Quarterly	17-Jan-2006	A2	A	A

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$750,000,000	$0	$0	$0
Series 1 Class B	$22,500,000	$0	$0	$0
Series 1 Class M	$38,250,000	$0	$0	$0
Series 2 Class A	$1,250,000,000	$1,250,000,000	$0	$1,250,000,000
Series 2 Class B	$37,500,000	$37,500,000	$0	$37,500,000
Series 2 Class M	$63,750,000	$63,750,000	$0	$63,750,000
Series 3 Class A	$500,000,000	$500,000,000	$0	$500,000,000
Series 3 Class B	£15,000,000	£15,000,000	£0	£15,000,000
Series 3 Class M	£20,000,000	£20,000,000	£0	£20,000,000
Series 4 Class A1	€500,000,000	€500,000,000	€0	€500,000,000
Series 4 Class A2	£250,000,000	£250,000,000	£0	£250,000,000
Series 4 Class B	€41,000,000	€41,000,000	€0	€41,000,000
Series 4 Class M	€56,000,000	€56,000,000	€0	€56,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class M	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Swiss Re		Aa2 and P-1 / AA and A-1+ / AA+	below A1or P-1 / AA- or A-1+ / AA-
Series 2 Class B	Swiss Re		Aa2 and P-1 / AA and A-1+ / AA+	below A1or P-1 / AA- or A-1+ / AA-
Series 2 Class M	Swiss Re		Aa2 and P-1 / AA and A-1+ / AA+	below A1or P-1 / AA- or A-1+ / AA-
Series 3 Class A	Banque AIG		Aa2 / AA / AA	below A1 / AA- / A
Series 3 Class B	GBP - n/a
Series 3 Class M	GBP - n/a
Series 4 Class A1	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A2	GBP - n/a
Series 4 Class B	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class M	Citibank		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1

Holmes Funding Limited
Profit & Loss Account
Period ended 17 October 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	154,090	156,838
Interest receivable - Cash Deposits	7,914	15,256
Gain/(Loss) on fair value of interest rate swap	695	(20,315)
	162,699	151,778

Interest payable - Inter-company loans	(153,231)	(165,903)
Interest payable - Start up loans	(430)	(446)
	(153,661)	(166,348)

Net operating income	9,038	(14,570)

Other income	8,559	5,311
Provisions	(1,025)	(337)
Expenses	(4,078)	(4,135)
Start up costs amortisation	(1,247)	(1,410)
Deferred consideration	(11,231)	15,157

Profit/(loss) on ordinary activities before taxation	16	16

Taxation	(5)	(5)

Profit/(loss) on ordinary activities after taxation	11	11

Dividend	-	-

Retained profit/(loss) brought forward	1,350	1,339

Retained profit/(loss) carried forward	1,362	1,350

Holmes Funding Limited
Balance Sheet
Period ended 17 October 2005

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		11,036,840
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		(20,669)

Current assets
Amounts owed by Trustee	80,832
Deferred expenditure (costs of securing)	7,150
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	338,070
Transaction account	1,793
Funding GIC account	884,831
	1,312,676

Creditors: Amounts falling due within one year
Deferred consideration creditor	200,583
Interest payable - start up loans	1,299
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	247,781
Corporation Taxation	26
	449,689

Net current assets		862,988

Total assets less current liabilities		11,879,159

Creditors: Amounts falling due after more than one year
Inter-company loans		(11,843,732)
Start up loans		(34,065)

Net assets		1,362

Capital and reserves
Share capital (£2)		-
Reserves		1,362
		1,362

Holmes Funding Limited
Notes to Balance Sheet
Period ended 17 October 2005

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			Nil

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	338,000		-	70,000

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	-		-	-
Closing reserve balance	338,000		-	70,000

Target reserve funds	338,000		-	70,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 17 October 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	409,282	393,724
Interest receivable - Cash Deposits	12,623	6,452
	421,904	400,176

Interest payable - Mortgages	(409,282)	(393,724)
Interest payable - Cash Deposits	(12,623)	(6,452)
	(421,904)	(400,176)

Net operating income	-	-

Fees receivable	9,161	6,873
Fees payable	(9,161)	(6,873)

Operating expenses	(3,592)	(3,692)
Provision charges	(2,480)	(733)
Other income	6,073	4,424

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 17 October 2005

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,600,765

Current assets
Bank interest receivable	1,475
Cash at bank	389,028
Amounts due from Seller	19,905
Other debtors	4
Accrued interest receivable	59,458
	469,869

Creditors: Amounts falling due within one year
Amounts due to Funding	80,832
Sundry creditors	10
	80,841

Net current assets		389,028

Total assets less current liabilities		29,989,793

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(18,563,925)
Funding share of mortgage loans		(11,036,840)

Seller share of cash at bank		(389,028)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 7) PLC

Dated: 11 th November 2005	By / s / Karen Carson
(Authorised Signatory)